

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2014

Via E-mail
Angeliki Frangou
Chief Executive Officer
Navios Maritime Midstream Partners LP
7 Avenue de Grande Bretagne, Office 11B2
Monte Carlo, MC 98000 Monaco

> **Re:** **Navios Maritime Midstream Partners LP**
> **Draft Registration Statement on Form F-1**
> **Submitted August 20, 2014**
> **CIK No. 0001617049**

Dear Ms. Frangou:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please

supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Cover Page

3. Please add to the listed risk factors that your general partner has a limited call right that may require selling common units at an undesirable time or price.

Summary, page 1

Navios Maritime Midstream Partners LP, page 1

4. Please refer to the first paragraph on page 2. We note your disclosure that pursuant to an option agreement/share purchase agreement you will have the right to purchase seven additional VLCCs from Navios Maritime Acquisition. Please revise to clarify whether you have the funds necessary to exercise any of these options. To the extent that you will be required to raise additional funds, please disclose that fact here and discuss your plans to obtain the require funds. Please also revise the Option Vessels section on page 3 accordingly.

5. Please refer to the third paragraph on page 2. Please delete the last sentence related to the total return generated by Navios Maritime Partners and the comparison to its peer group.

Business Strategies, page 6

Continue to grow and diversify our fleet of owned and chartered-in vessels, page 6

6. We note your disclosure that you will have the right to purchase from Navios Maritime Acquisition any VLCC under a long-term charter agreement or existing VLCC in the Navios Maritime Acquisition fleet that enters into a long-term charter agreement of five years or more. Please reconcile the disclosed long-term charter length of "five years or more" with your disclosure in the Omnibus Agreement section on page 157 which includes references to long-term charter lengths of "three or more years." Please also revise the prospectus throughout accordingly.

7. We note that the noncompetition provisions contained in the omnibus agreement could restrict your fleet growth and diversification. Please balance your disclosure here by acknowledging and briefly discussing such restrictions.

<u>Risk Factors, page 20</u>

<u>We are focused on employing vessels on long-term charters of at least five years, page 21</u>

8. You indicate that long-term charters of at least five years, which is your strategy, may not be the typical charter length for vessels in your sector. To the extent practical, please disclose the typical charter length for VLCC vessels in your sector to provide context for the risk factor.

<u>We depend on two customers for our revenue, page 22</u>

9. We note that you currently derive your revenue from two charterers. Please file the respective charter agreements with your registration statement as these agreements appear material to you or explain why this is not necessary.

<u>Charter rates in the crude oil, product and chemical tanker sectors, page 22</u>

10. Please revise this risk factor to discuss charter rates as of a more recent date as compared to historical rates, so that investors can assess the discussed risk. In this regard, we note the date references of March 12, 2014. Please revise as applicable.

<u>The market value of our vessels or vessels we may acquire have declined, page 24</u>

11. We note the reference to "contracted new buildings" in the first sentence. Please delete or advise.

<u>Our international activities increase the compliance risks, page 43</u>

12. You disclose that the United States maintains economic sanctions against Iran, Syria, Sudan and Cuba. You also disclose that your tankers have called in Iran. Please clarify for us whether your tankers have called in Syria, Sudan and Cuba. Iran, Syria, Sudan and Cuba are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with those countries, whether through subsidiaries, affiliates, charterers, including charterers currently subject to charter parties covering the tankers you recently acquired, or other direct or indirect arrangements. You should describe any products or services you have provided to Iran, Syria, Sudan, and Cuba directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

13. Please discuss the materiality of any contacts with Iran, Syria, Sudan and Cuba described in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Our officers face conflicts in the allocation of their time to our business, page 50

14. Please revise to discuss in greater detail your officer's time conflicts. In this regard, to the extent possible, please revise to provide quantification so that investors can clearly understand your officer's time conflicts. Please also identify the officers, other than your Chief Executive Officer and Chief Financial Officer, to whom you are referring to in this risk factor.

Use of Proceeds, page 61

15. We note that Navios Maritime Acquisition will be receiving incentive distribution rights as partial consideration for the capital stock of the subsidiaries that own or have the rights to the vessels in your initial fleet. Please revise the third paragraph to disclose the value of these incentive distribution rights and revise the remainder of the sentence as applicable.

16. Please refer to the fourth paragraph. We note that you will not be obtaining an independent third-party valuation regarding the cost of your initial fleet. We also note that Navios Maritime Acquisition and the underwriters may have interests which differ from those of your investors. Please revise the Risk Factors section on page 20 to add a risk factor which discloses this fact and discusses any associated risks to investors.

Capitalization, page 62

17. The second bullet of the introduction includes a cross reference to "Summary – The Transactions." Please revise to specifically state on this page the transactions reflected in this table.

Forecasted Results of Operations for the Twelve Months Ending June 30, 2015, page 67

Forecasted Cash Available for Distribution, page 72

18. Given your plan to make distributions on a quarterly basis, please tell us how you considered presenting quarterly forecasted and historical operating results and cash available for distribution in addition to information based on twelve months of operations. In addition, please revise to also include historical results for the last completed fiscal year in addition to the latest 12 months.

19. We note the historical information presented is for the twelve months ended June 30, 2014 (unaudited). We also note the presentation of pro forma information including pro forma results of operations for the year ended December 31, 2013 on page 88. Please tell us how you determined your current presentation, which appears to exclude any pro forma adjustments, is more appropriate that the inclusion of the pro forma information on page 88.

20. We note the table included on page 74 uses adjusted EBITDA as a starting point, with reconciliations as footnotes to such table for adjusted EBITDA to Net cash provided by operating activities, and Net cash provided by operating activities to Net income. Please revise the table forecasting cash available for distribution to use net income as a starting point.

Management's Discussion and Analysis of Financial Condition, page 99

Critical Accounting Policies, page 108

Impairment of Long-lived Asset Group, page 109

21. We note from your discussion of the methodology used in your 2013 impairment test that you used existing charter rates through the end of the current charter and the ten-year average historical one-year time charter rates for the unfixed days to calculate undiscounted projected net operating cash flow. Please expand your disclosure here to specifically state the ten-year average historical one-year time charter rate as well as the five-year and one-year average historical one-year time charter rates as a means of providing context.

Business, page 131

22. Please refer to the two charts, one showing your initial fleet and the other the vessels subject to the options. We note there are columns reflecting a "Profit Share" calculation. Please include additional disclosure accompanying the chart to further explain the profit share agreements and explain what third party receives the listed percentage of the profit share.

Management, page 151

Directors and Senior Management, page 153

23. We note your disclosure in the Management of Navios Maritime Midstream Partners LP section on page 151 that your board of directors consists of seven members, but it appears some have not been named yet. Please advise as to the timing of appointing or naming the additional directors.

Certain Relationships and Related Party Transactions, page 156

Agreements Governing Transactions, page 157

24. We note that the Summary section on page 1 references throughout an "option agreement/share purchase agreement" related to your right to purchase seven additional VLCCs from Navios Maritime Acquisition. Please revise this section to summarize such agreement. Please also revise the Exhibit Index to annotate that you will file a "form of" agreement as an exhibit.

Omnibus Agreement, page 157

Noncompetition, page 158

25. Please refer to the noncompetition provisions applicable to the company on page 159. Pursuant to the omnibus agreement, we note that you will agree to acquire, own, operate or charter VLCC carriers with charters of three or more years only. We also note that the permitted exceptions do not appear to allow you to own or operate your existing VLCC carriers in situations where you are unable to recharter such VLCC carriers on long-term charters, i.e. to own and operate such carriers in the spot market until long-term charters can be obtained. Please advise.

26. Please revise the Summary section on page 1 to add a section which discusses the noncompetition provisions applicable to the company which could restrict the company's business and operations in the future.

Conflicts of Interest, page 165

27. Please revise to include an organizational chart which shows the relationships between the various affiliated Navios companies so that investors can appreciate the relationships between the companies and understand where the company falls within such organizational structure or advise. Refer generally to Securities Act Industry Guide 5 and Securities Act Release 33-6900.

Signatures, page II-3

28. Please revise the second half of your signature page to annotate that the registration statement will be signed by your principal financial officer and controller or principal accounting officer. To the extent the listed signatories are also signing in the aforementioned capacities, please revise to clarify. Refer to the Instructions for Signatures on Form F-1.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Stuart H. Gelfond, Esq.
        Fried, Frank, Harris, Shriver & Jacobson LLP